                                United States
                     Securities and Exchange Commission
                            Washington, DC 20549

                                  FORM 6-K
                      Report of Foreign Private Issuer
  Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

               Date of Report (Date of earliest event report):
                    December 3, 1999 (November 29, 1999)

                      Commission File Number  000-27663

                           SATYAM INFOWAY LIMITED
           (Exact name of registrant as specified in its charter)

                               Not Applicable
               (Translation of registrant's name into English)

                              Republic of India
               (Jurisdiction of incorporation or organization)

                             Maanasarovar Towers
            271-A, Anna Salai, Teynampet, Chennai 600 018, India
                              (91) 44-435-3221
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20F   X    Form 40 F
                                              -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No
    -----     -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
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Other Events.

     On November 29, 1999, Satyam Infoway Limited ("Satyam Infoway" or the "Company") entered into a Share Purchase Agreement (the "Share Purchase Agreement") with Indiaworld Communications Private Limited ("Indiaworld Communications"), Mr. Rajesh Jain and the other shareholders of Indiaworld Communications listed on the signature pages thereto. Pursuant to the Share Purchase Agreement, Satyam Infoway purchased 24.5% of the outstanding shares of Indiaworld Communications for a cash purchase price of Rs.1,222 million (approximately $28.0 million). A copy of the Share Purchase Agreement is attached hereto as Exhibit 2.1 and incorporated by reference herein. The foregoing description of certain terms of the Share Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement.

     In connection with the execution of the Share Purchase Agreement, Satyam Infoway, Indiaworld Communications, Mr. Rajesh Jain and certain other shareholders of Indiaworld Communications entered into an Agreement For Option to Purchase Shares (the "Option Agreement"). Pursuant to the Option Agreement, Satyam Infoway may acquire the remaining 75.5% of the outstanding Shares of Indiaworld Communications for a cash purchase price of Rs.3,765 million (approximately $87.0 million) at any time prior to September 30, 2000, provided that the exercise price will increase at a rate of 16% per annum from and after July 1, 2000 if the option is not exercised prior to that date. Satyam Infoway has made a Rs.513 million (approximately $12.0 million) non-refundable deposit towards the exercise of the option. A copy of the Option Agreement is attached hereto as Exhibit 2.2 and incorporated by reference herein. The foregoing description of certain terms of the Option Agreement is not complete and is qualified in its entirety by reference to the full text of the Option Agreement.

     For United States GAAP reporting purposes, the initial purchase of shares will be accounted for under the equity method of accounting. Upon exercise of the option, the acquisition will be treated as a purchase.

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties, including the need for Satyam Infoway to raise the necessary financing, complete the acquisition and integrate the two portal businesses promptly and efficiently, that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Report on Form 6-K for the quarter ended September 30, 1999 which has been filed with the Securities and Exchange Commission.

Exhibits.

     (c)  Exhibits:

             2.1   Share Purchase Agreement, dated November 29, 1999, by
                   and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto.
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             2.2   Agreement For Option to Purchase Shares, dated November
                   29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto.
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                                 SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date:  December 3, 1999        SATYAM INFOWAY LIMITED



                               By:  /s/ R. Ramaraj
                                    --------------------------
                                    Name:  R.  Ramaraj
                                    Title:  Chief Executive Officer



                                    /s/ T. R. Santhanakrishnan
                                    --------------------------
                                    Name:  T.R.  Santhanakrishnan
                                    Title:  Chief Financial Officer
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                                 EXHIBIT INDEX


Exhibit Number    Description
--------------    -----------

2.1 Share Purchase Agreement, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto.

2.2 Agreement For Option to Purchase Shares, dated November 29, 1999, by and among Satyam Infoway Limited, Indiaworld Communications Private Limited, Mr. Rajesh Jain and the other shareholders of Indiaworld Communications Private Limited listed on the signature pages thereto.